

November 2, 2010

Via U.S. Mail and Facsimile

Mr. Guoqiang Xin, Chief Executive Officer
SinoTech Energy Limited
c/o Law Debenture Corporate Services Inc.
400 Madison Avenue, 4th Floor
New York, New York 10017

> **Re:** **SinoTech Energy Limited**
> **Registration Statement on Form F-1**
> **Filed October 12, 2010**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed October 13, 2010**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed October 19, 2010**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed November 1, 2010**
> **File No. 333-169890**

Dear Mr. Xin:

We have reviewed your letters dated October 12, 2010 and November 1, 2010, and your amendments, and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise indicated, all page references are to the relevant page in Amendment No. 3 to your registration statement.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1

1.   Please reconcile your disclosure at the top of page 41 that you have utilized all of your
        US$65.0 million loan facility with your disclosure elsewhere, such as at the bottom of
        page 40, that you have utilized US$50.0 million.

Our Business, page 101

Agreements relating to Dagang Oilfield, page 113

2.   As discussed with counsel on October 29, 2010, please disclose all material provisions
        relating to the allocation of liabilities under sections 4.4 and 9.1 of the customer contract
        filed as Exhibit 10.8, or tell us why they are not material. In that regard, we note that the
        revised disclosure at page 113 does not appear to reflect section 9.1 of such contract, and
        does not appear to fully describe section 4.4 of such contract.

Principal and Selling Shareholders, page 134

3.   We note the following revised disclosure in footnote 7 to the table at pages 134-135:
        "Upon exercise of the warrants and obtaining our ordinary shares from Premium Sino
        Finance, Sequoia Capital China Funds will pledge these shares to Premium Sino Finance
        to guarantee performance of certain obligations to Premium Sino Finance." Please
        briefly disclose the nature of such performance guarantees. In addition, with a view
        toward disclosure, tell us whether those shares are included in the beneficial ownership of
        Premium Sino Finance and Mr. Liu as reflected in the table at page 134.

Description of Share Capital, page 139

4.   We refer you to Sections 20-37 of the Amended and Restated Articles of Association,
        filed as Exhibit 3.1. Please revise your prospectus to describe the consequences of non-
        payment of fees and taxes and the processes and timelines associated with notification of
        amounts owed and forfeiture of shares. In this regard, please update your narrative
        disclosure concerning the terms of your ordinary shares and American Depositary Shares,
        as appropriate.

Taxation of Dividends, page 163

5.   We note the changes you made following our telephone conference with counsel on
        October 29, 2010. Please revise your disclosure to make clear the various transactions
        that may raise concerns or make clear that you are referencing the actions that may be
        taken by the depositary that are discussed under "Pre-release of ADSs" on page 157.

Exhibit Index, page II-5

6.   As discussed with counsel on October 29, 2010, please confirm that all exhibits that you have filed are properly identified in your exhibit index. For example, and without limitation, Exhibit 10.50 is an agreement with Dongying Luda Petrochemical Equipments Co., Ltd., not Tianjin Botenear.

Exhibit 1.1

7.   Please re-file the form of underwriting agreement to include the form of lock-up agreement. In that regard, we note that in your response letter dated August 25, 2010, you noted our request to file the lock-up agreements. In addition, please tell us why there are blanks in Schedule B to the underwriting agreement, and why you have not provided the information to be included in Schedule D.

Exhibit 5.1

8.   Please obtain and file a revised opinion that clarifies the number of shares to be issued by the company in connection with the registration statement, and that covers all shares to be issued in connection with the registration statement. In that regard, the opinion should also cover shares that may be issued in connection with the underwriters' over-allotment option. In addition, the revised opinion should distinguish between the outstanding shares to be sold by selling shareholders, and the shares to be sold by selling shareholders that will be issued upon exercise of the warrants.

9.   We refer you to Sections 20-37 of the Amended and Restated Articles of Association, filed as Exhibit 3.1. Please explain how it is possible for counsel to opine that the shares are fully paid and non-assessable.

Exhibit 8.3

10.   We note that the second paragraph of the opinion refers to "the proposed offer and sale by the Company of a number of American Depositary Shares…." Please have counsel revise the opinion to cover the proposed offer and sale by the company and the selling shareholders, as the discussion in the "Taxation—PRC Taxation" section in the prospectus concerns all of the American Depositary Shares being registered.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, Laura Nicholson, Staff Attorney, at (202) 551-3584, or me at (202) 551-3740 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Leiming Chen
        Simpson Thacher & Bartlett LLP
        Facsimile No. (212) 455-2502